CUSIP No. Common Stock – 318672102	(Page 1 of 10)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)1

FIRST BANCORP
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

318672102
(CUSIP Number)

Marilyn French, Esq
David P. Kreisler, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110
(617) 772-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

__________________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock – 318672102	(Page 2 of 10)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Advisors (Alternative) VI, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER 42,684,485
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 42,684,485
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 42,684,485
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 20.6% (1)
14.		TYPE OF REPORTING PERSON CO
*See Item 5.

(1)  Calculation (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 3 of 10)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee (Alternative) Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 23,473,676
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 23,473,676
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 23,473,676
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 11.3% (1)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Calculation (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 5 of 10)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee (Alternative) Parallel Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 15,895,124
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 15,895,124
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 15,895,124
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 7.7% (1)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Calculation (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 6 of 10)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 2,776,559
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 2,776,559
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,776,559
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 1.3% (1)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Calculation (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 7 of 10)

13D
1.		NAME OF REPORTING PERSONS THL FBC Equity Investors, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 539,126
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 539,126
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 539,126
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 0.3% (1)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Calculation (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement (as defined below).

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on October 17, 2011 (the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

On November 8, 2012, a registration statement which registered for resale all of the shares of Common Stock owned by the Reporting Persons and certain others was declared effective by the Securities and Exchange Commission (the “Registration Statement”).  On August 14, 2013, the Company filed a prospectus supplement (the “Prospectus Supplement”) with respect to the Registration Statement providing, amongst other things, that the Reporting Persons intend to sell 8,000,000 shares of Common Stock pursuant thereto (the “Registered Offering”).  The Registered Offering closed on August 16, 2013.

Item 5.  Interest in Securities of the Company.

Item 5 (a)-(b) is amended and restated in its entirety with the following:

(a)-(b)
The response to Item 4 is incorporated herein by reference.  As of August 16, 2013, THL collectively owns 42,684,485 shares of Common Stock (or 20.6% of Common Stock (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement)).

By virtue of the relationship among the THL Reporting Persons described herein, the THL Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein.  Except to the extent of a pecuniary interest therein, each of the THL Reporting Persons expressly disclaims the existence of such beneficial ownership.

Fund VI may be deemed to beneficial own 23,473,676 shares of Common Stock (or 11.3% of Common Stock (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement)).

Parallel Fund VI may be deemed to beneficial own 15,895,124 shares of Common Stock (or 7.7% of Common Stock (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement)).

DT Fund VI may be deemed to beneficially own 2,776,559 shares of Common Stock (or 1.3% of Common Stock (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement)).

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FBC Fund may be deemed to beneficially own 539,126 shares of Common Stock (or 0.3% of Common Stock (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement).

Advisors VI, as the general partner THL Advisors (Alternative) VI, L.P., the general partner of the Funds, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 42,684,485 shares (or 20.6% of Common Stock (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement)).

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Registered Offering, the Reporting Persons have agreed that, during the period commencing on August 14, 2013 and continuing and including the date that is 60 days thereafter, the Reporting Persons will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any additional shares of the Common Stock beneficially owned or securities convertible into or exchangeable or exercisable for any shares of Common Stock beneficially owned, or enter into any swap, hedge or other arrangement that transfers, in whole or part, any of the economic consequences of ownership of the Common Stock beneficially owned, whether any such aforementioned transaction is to be settled by delivery of the Common Stock beneficially owned or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the underwriters to the Prospectus Supplement.  A copy of the Underwriting Agreement containing the foregoing agreement is filed as Exhibit 1 hereto.

Item 7.  Material to be Filed as Exhibits.

EXHIBIT 1

Underwriting Agreement, dated August 12, 2013, by and among the Company, the Reporting Persons, certain other selling stockholders and Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Sandler O’Neill & Partners, L.P., as representatives of the several underwriters (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by First BanCorp. with the Securities and Exchange Commission on August 16, 2013).

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  August 28, 2013

THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, LTD.

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

THOMAS H. LEE (ALTERNATIVE) FUND VI, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

THOMAS H. LEE (ALTERNATIVE) PARALLEL FUND VI, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

Signature Page to 13D

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THOMAS H. LEE (ALTERNATIVE) PARALLEL (DT) FUND VI, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

THL FBC EQUITY INVESTORS, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

Signature Page to 13D

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